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                                                                      EXHIBIT 12


[WILLKIE FARR & GALLAGHER LETTERHEAD]




May 14, 2001

Credit Suisse Asset Management Income Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, New York 10017

Credit Suisse Asset Management Strategic Global Income Fund, Inc.
466 Lexington Avenue, 16th Floor
New York, New York 10017

Ladies and Gentlemen:

You have asked us for our opinion concerning certain federal income tax consequences to (a) Credit Suisse Asset Management Income Fund, Inc., a Maryland corporation (the "CIK"), (b) Credit Suisse Asset Management Strategic Global Income Fund, Inc., a Maryland corporation (the "CGF"), and (c) holders (the "CGF Shareholders") of voting shares of common stock of CGF (the "CGF Shares"), when CIK acquires all the assets of CGF in exchange for voting shares of common stock of CIK ("CIK Shares") and the assumption by CIK of all of the liabilities of CGF pursuant to the Maryland General Corporation Law (the "Reorganization"), all pursuant to that certain Agreement and Plan of Reorganization, dated as of March 27, 2001 (the "Reorganization Agreement"), between CIK and CGF. All terms used herein which are not specifically defined shall have the same meanings as when used in the Reorganization Agreement.

Pursuant to the Reorganization (a) CIK will acquire all of the assets of CGF and assume all of CGF's liabilities, (b) each CGF Share will convert to an equivalent dollar amount (to the nearest one ten-thousandth of one cent) of full CIK Shares (based upon the net asset value per share of each Fund), and (c) CIK will be the surviving Fund in the Reorganization. CIK will not issue any fractional CIK Shares to CGF Shareholders but will instead purchase all fractional CIK Shares at their net asset value and remit the cash proceeds to CGF Shareholders.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts which we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to CIK and CGF that are set forth in the Registration Statement on Form N-14 (the "Registration Statement") filed by CIK with the Securities and Exchange Commission and



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May 14, 2001
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representations made in letters from CIK and CGF addressed to us for our use in rendering this opinion (the "Tax Representation Letters"). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing and subject to the conditions and assumptions set forth below, we are of the opinion that for federal income tax purposes:

     (i) the Reorganization as provided in the Reorganization Agreement will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and that CIK and CGF will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (ii) no gain or loss will be recognized by CGF as a result of the Reorganization or upon the conversion of CGF Shares to CIK Shares;

     (iii) no gain or loss will be recognized by CIK as a result of the Reorganization;

     (iv) no gain or loss will be recognized by the CGF Shareholders upon the conversion of their CGF Shares into CIK Shares except to the extent such shareholders are paid cash in lieu of fractional CIK Shares in the Reorganization;

     (v) the tax basis of the assets of CGF in the hands of CIK will be the same as the tax basis of such assets in the hands of CGF immediately prior to the consummation of the Reorganization;

     (vi) immediately after the Reorganization, the tax basis of the CIK Shares received by each CGF Shareholder in the Reorganization (including that of fractional CIK Shares purchased from such shareholder by CIK) will be equal, in the aggregate, to the tax basis of the CGF Shares owned by such shareholder immediately prior to the Reorganization;

     (vii) a CGF Shareholder's holding period for CIK Shares (including that of fractional CIK Shares purchased from such shareholder by the
               CIK) will be determined by including the period for which he or she held the CGF shares exchanged therefor pursuant to the Reorganization, provided, that such CGF Shares were held as capital assets immediately prior to the Reorganization;

     (viii) CIK's holding period with respect to the transferred CGF assets will include the period during which such assets were held by CGF; and



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May 14, 2001
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     (ix)      the payment of cash to a CGF Shareholder in lieu of fractional
               CIK Shares will be treated as though the fractional CIK Shares were distributed as part of the Reorganization and then redeemed by CIK with the result that the CGF Shareholder will have a capital gain or loss to the extent the cash distribution differs from such shareholder's basis allocable to the fractional CIK Shares, provided that the CGF Shares exchanged therefor pursuant to the Reorganization were held as capital assets immediately prior to the Reorganization and that the shareholder's proportionate interest in CIK will be reduced as a result of such cash distribution.

The opinion set forth in (ix) above assumes that (a) the converted CGF Shares were held by the CGF Shareholder as capital assets immediately prior to the Reorganization, (b) the percentage of the outstanding CIK Shares owned by the CGF Shareholder immediately after the cash distribution (including any CIK Shares which are deemed to be owned at such time by such CGF Shareholder pursuant to Section 302(c)(1) of the Code) is less than the percentage that would have resulted if fractional CIK Shares had actually been distributed to such CGF Shareholder in lieu of cash, and (c) the distribution of cash in lieu of fractional CIK Shares is not pursuant to a formal or informal plan to proportionately reduce the holdings of all of the owners of CIK Shares.

Our opinion is based upon the accuracy of the certifications, representations and warranties and the satisfaction of the covenants and obligations contained in the Reorganization Agreement, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.

Very truly yours,

/s/ Willkie Farr & Gallagher